

Mailstop 3233

March 14, 2018

Via E-mail
Mr. Patrick F. Hart III
Member of the Executive Committee
Frontier Fund Management LLC
c/o Wakefield Funds
25568 Genesee Trail Road
Golden, Colorado 80401

    Re: Equinox Frontier Funds
             Frontier Balance Fund
             Frontier Diversified Fund
             Frontier Heritage Funds
             Frontier Long-Short Commodity Fund
             Frontier Masters Fund
             Frontier Select Fund
             Frontier Winston Fund
             Form 10-K
             Filed March 31, 2017
             File No. 000-51274

Dear Mr. Hart:

We have reviewed your March 7, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our February 23, 2018 letter.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended December 31, 2016

1. We have considered your response to our prior comment. In the interests of transparency, we continue to believe your MD&A should include a summary and

discussion of all direct and embedded fees, including but not limited to fees embedded in gains(losses) from trading companies and fees embedded in gains(losses) from swaps and other derivatives. Please revise your disclosure in future filings accordingly.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at 202-551-3799 or Kim McManus at 202-551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities